EX-99 2 subitm77i.htm SUB-ITEM 77I

Sub-Item 77I. Terms of New or Amended Securities

Terms of New or Amended Securities Dreyfus Premier Equity Funds, Inc. DREYFUS CAPITAL GROWTH FUND (formerly, Dreyfus Premier Growth and Income Fund)

     At meetings held on July 15, 2008, the Board of Directors of Dreyfus Premier Equity Funds, Inc. (the “Company”), on behalf of Dreyfus Premier Growth and Income Fund (the “Fund”), approved a proposal to modify the eligibility requirements of the Fund’s Class I shares.

Sub-Item 77I. Terms of New or Amended Securities

Terms of New or Amended Securities Dreyfus Premier Equity Funds, Inc. DREYFUS CAPITAL GROWTH FUND (formerly, Dreyfus Premier Growth and Income Fund)

     Effective December 3, 2008, no investments for new accounts were permitted in Class T of Dreyfus Capital Growth Fund (the “Fund”), except that participants in certain group retirement plans were able to open a new account in Class T of the Fund, if the Fund was established as an investment option under the plans before December 3, 2008. After February 4, 2009 (the “Effective Date”), subsequent investments in the Fund’s Class A shares made by holders of the Fund’s Class T shares who received Class A shares of the Fund in exchange for their Class T shares will be subject to the front-end sales load schedule currently in effect for Class T shares. Otherwise, all other Class A share attributes will be in effect.

     Effective on the Effective Date, the Fund issued to each holder of its Class T shares, in exchange for said shares, Class A shares of the Fund having an aggregate net asset value equal to the aggregate net asset value of the shareholder’s Class T shares. Thereafter, the Fund no longer offered Class T shares.

     These changes, with respect to the Fund, were reflected in a Supplement to the Fund’s Prospectus and Statement of Additional information filed pursuant to Rule 497(e) under the Securities Act of 1933, as amended, filed with the Securities and Exchange Commission on November 3, 2008.